Exhibit 99.1

Brookfield

Brookfield Asset Management Inc.

2017 ANNUAL INFORMATION FORM

ANNUAL INFORMATION FORM
TABLE OF CONTENTS

The Corporation	1
Cautionary Statement Regarding Forward-Looking Statements and Information	2
Subsidiaries	3
Development of the Business	3
Business of the Corporation	10
Code of Business Conduct and Ethics	17
Business Environment and Risks	17
Corporate Social and Governanace (“ESG”) Management	17
Corporate Governance Practices	18
Directors and Officers	19
Market for Securities	22
Ratings and Liquidity	23
Dividends and Dividend Policy	25
Description of Capital Structure	27
Transfer Agent and Registrar	28
Material Contracts	28
Interests of Experts	28
Audit Committee Information	28
Additional Information	30
Appendices:
A. Trading Information for the Corporation’s Publicly Listed Securities	A-1
B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1
C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

Brookfield Asset Management Inc.
ANNUAL INFORMATION FORM
THE CORPORATION
Brookfield Asset Management Inc. is a global alternative asset manager with approximately $285 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on real estate, renewable power, infrastructure and private equity. We offer a range of public and private investment products and services which leverage our expertise and experience. The Corporation’s Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM”, the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A” and Euronext under the symbol “BAMA.”
The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.
References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its subsidiaries and controlled affiliates, including publicly traded partnerships and private funds managed by us, individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.
All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to A$ are to Australian dollars. All references to R$ are to Brazilian reais. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to € are to Euros. All information is presented as at December 31, 2017, unless otherwise noted.

Brookfield Asset Management Inc. - 2017 Annual Information Form    1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business or may do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the ability to transfer financial commitments entered into in support of our asset management franchise; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the maintenance of effective disclosure controls and procedures and internal controls over financial reporting; the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; health, safety and environmental risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; the maintenance of adequate insurance coverage; changes in tax laws; ability to collect amounts owed; the performance of our information technology systems; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
We disclose a number of financial measures in this Annual Information Form that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others.

2Brookfield Asset Management Inc. - 2017 Annual Information Form

SUBSIDIARIES
The following is a list of the Corporation’s principal subsidiaries, indicating the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Corporation, and the respective equity ownership of the Corporation, in each case as at December 31, 2017:

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Interest
Brookfield Business Partners L.P. (a)	Bermuda	100%	68%
Brookfield Infrastructure Partners L.P. (b)	Bermuda	100%	30%
Brookfield Property Partners L.P. (c)	Bermuda	100%	64%
Brookfield Renewable Partners L.P. (d)	Bermuda	100%	60%

(a)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 68% economic ownership interest in Brookfield Business Partners L.P. (on a fully exchanged basis).
(b)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 30% economic ownership interest in Brookfield Infrastructure Partners L.P. (on a fully exchanged basis).
(c)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 64% economic ownership interest in Brookfield Property Partners L.P. (on a fully exchanged, “as-converted” basis).
(d)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 60% economic ownership interest in Brookfield Renewable Partners L.P. (on a fully exchanged basis).

DEVELOPMENT OF THE BUSINESS
The following is a summary of recent developments since January 2015 in each of our principal areas of business.
Asset Management
2018 Activity - to date
Our asset management business consists of raising and managing private and public sources of fee bearing capital through private funds and publicly listed partnerships, respectively. We currently have 3 closed-end private funds in the market seeking to raise approximately $3 to $5 billion of capital, including our third flagship real estate fund which has raised $7 billion to date. We also have two open-ended funds in the market seeking perpetual capital commitments.
2017 Activity
We increased fee bearing capital by approximately 15% to approximately $125.6 billion at year-end; net inflows of $10.5 billion included $8.3 billion of new commitments to our private funds and $4.9 billion to our publicly listed partnerships and public markets funds. In addition, the market valuation of the capital we manage increased by $11.2 billion. We returned $4.7 billion to our fund partners through dividends and asset sales. We removed $5.7 billion of listed partnership and private fund capital managed by Brookfield Property Partners L.P. (“BPY”) following the privatization of the formerly listed Brookfield Canada Office Properties, and the reclassification of several legacy office funds to BPY in order to simplify our reporting.
The additional fee bearing capital during the year contributed to a 20% increase in fee revenues from the prior year to $1.4 billion in 2017. We also generated $1.3 billion of carried interest on third party capital across our private funds.
We invested $15.4 billion over the year across our business groups, including $5.4 billion from our publicly listed partnerships and $8.8 billion from our private funds and co-investments and increased our internal development project capital backlog to $14.7 billion.
As at December 31, 2017, we had total uninvested capital of $18.6 billion.

Brookfield Asset Management Inc. - 2017 Annual Information Form    3

2016 Activity
We increased fee bearing capital by 16% to approximately $110 billion at year-end; net inflows of $17 billion included $15 billion of new commitments to our private funds and $2 billion to our publicly listed partnerships and public markets funds. In addition, the market valuation of the capital we manage increased by $6 billion. We returned $2 billion to our fund partners through dividends and asset sales.
The additional fee bearing capital during the year contributed to a 44% increase in fee revenues from the prior year to $712 million in 2016. We also generated $149 million of carried interest on third party capital across our private funds.
We committed and invested $18 billion over the year across our business groups, including $6 billion from our publicly listed partnerships and $7 billion from our private funds, and increased our internal development project capital backlog to $14 billion.
On June 20, 2016, the Corporation completed its spin off of approximately 21% of Brookfield Business Partners L.P. (“BBU”) by way of a special dividend to holders of the Corporation’s Class A Shares and Class B Limited Voting Shares (“Class B Shares”). BBU is the primary vehicle through which we own and operate the business services and industrial operations of our private equity business group. BBU is the fourth publicly listed flagship affiliate to be externally managed by the Corporation, alongside BPY, Brookfield Infrastructure Partners L.P. (“BIP”), and Brookfield Renewable Partners L.P. (“BEP”).
As at December 31, 2016, we had total uninvested capital of $20 billion.
2015 Activity
We increased fee bearing capital by 12% to approximately $100 billion at year-end; net inflows of $14 billion included $12 billion of new commitments to our private funds and $1 billion to our publicly listed partnerships and public markets funds. We returned $3 billion to our fund partners through dividends and asset sales.
The additional fee bearing capital during the year contributed to a 24% increase in fee revenues from the prior year to $943 million in 2015. We also generated $219 million of carried interest on third party capital across our private funds.
We invested $16 billion over the year across our business groups, including $6 billion from our publicly listed partnerships and $7 billion from our private funds, and increased our internal development project capital backlog to $12 billion.
As at December 31, 2015, we had total uninvested capital of $9.3 billion.
Real Estate
2018 Activity - to date
In the first quarter of 2018, we acquired an additional a portfolio of 16 student housing properties in the U.K., a portfolio of 105 economy-focused extended stay hotels in the U.S., and a U.K. based owner and operator of serviced apartments.
In the first quarter of 2018, we sold a 50% interest in Bay Adelaide East and Bay Adelaide West in Toronto for approximately C$850 million ($660 million).
On March 26, 2018, BPY agreed to acquire all of the outstanding shares of common stock of GGP Inc. (“GGP”), a U.S. retail shopping business, other than those shares currently owned by us. In the transaction, GGP shareholders will be entitled to elect to receive, for each GGP common share, either $23.50 in cash or either one BPY limited partnership unit or one share of a new BPY U.S. REIT security, subject to proration based on aggregate cash consideration of $9.25 billion. The transaction is subject to approval of (1) GGP shareholders representing at least two-thirds of the outstanding GGP common stock and (2) GGP shareholders representing a majority of the outstanding GGP common stock not owned by us. The transaction is also subject to other customary closing conditions and is expected to close early in the third quarter of 2018.
2017 Activity
We generated funds from operations (“FFO”) of approximately $2.0 billion during the year, representing an increase of approximately $443 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets, increased level of leasing activity in our core office and core retail portfolios, same-property FFO growth, the incremental contributions from lease commencements at our recently completed developments, as well as incremental contributions from our recent acquisitions to our opportunistic portfolio.
During 2017, we disposed of or sold partial interests in a number of properties, recognizing $1.2 billion of disposition gains in FFO.

4Brookfield Asset Management Inc. - 2017 Annual Information Form

On March 9, 2017, we acquired alongside institutional partners a portfolio of 135 manufactured housing communities for consideration of approximately $768 million.
On April 10, 2017, we acquired alongside institutional partners an additional portfolio of student housing properties in the U.K. for £299 million.
On May 5, 2017, we sold our investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million.
On June 30, 2017, we acquired the approximate 17% equity interest in Brookfield Canada Office Properties, a publicly traded real estate investment trust, that we did not already own for C$32.50 per unit.
On October 10, 2017, we exercised all our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise increased our ownership of GGP from 29% to 34%.
On December 20, 2017, we sold our interest in Gazeley, a European business which owns and operates logistics warehouses and distribution parks, for €2.4 billion.
2016 Activity
We generated FFO of approximately $1.6 billion during the year, representing an increase of approximately $174 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets and an increased level of same-property FFO relating to new investments and positive same-property growth in our office and retail portfolios.
During 2016, we disposed of or sold partial interests in a number of properties, recognizing $707 million of disposition gains in FFO.
On January 4, 2016, we completed the acquisition of Potsdamer Platz in Berlin, Germany with our joint venture partner, an Asian sovereign wealth fund. Potsdamer Platz comprises 17 buildings, 10 streets, and two squares covering a gross area of more than 2,900,000 square feet in the center of Berlin.
On March 22, 2016, we acquired alongside institutional partners Simply Self Storage, one of the largest U.S. self storage operators, for approximately $830 million.
On April 29, 2016, we acquired alongside institutional partners a portfolio of thirteen student housing properties and the associated management platform in the U.K. for $620 million.
On July 6, 2016, we completed the acquisition of the approximate 66% of common shares of Rouse Properties, Inc., a private real estate investment trust, that we did not already own for $18.25 in cash per share, or approximately $700 million.
On November 17, 2016, we acquired alongside institutional partners the Seoul International Finance Center, a mixed-use 5.4 million square foot complex, in Seoul, South Korea, for $2.2 billion.
2015 Activity
We generated FFO of approximately $1.4 billion during the year, representing an increase of approximately $500 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets and an increased level of same-property FFO relating to new investments and positive same-property growth in our office and retail portfolios.
During 2015, we disposed of or sold partial interests in a number of properties, recognizing $785 million of disposition gains in FFO.
On April 20, 2015, a joint venture owned 50% by Brookfield and 50% by the Qatar Investment Authority acquired London’s Canary Wharf Group plc (“Canary Wharf”) through the £2.6 billion acquisition of Songbird Estates plc (“Songbird”) and the acquisition of the outstanding share capital of Canary Wharf not owned by Songbird.
On August 3, 2015, we acquired alongside institutional partners the holiday resort group Center Parcs UK for approximately £2.4 billion.
Renewable Power
2017 Activity
We generated FFO of approximately $270 million during the year, representing an increase of approximately $90 million from the prior year, as a result of higher hydroelectric generation in North America and Colombia and stronger market prices in Brazil, and a full year contribution from our Colombian business.

Brookfield Asset Management Inc. - 2017 Annual Information Form    5

In July 2017, BEP (and together with its related entities, “Brookfield Renewable Partners”) issued approximately 8.3 million limited partnership units at a price of C$42.15 per unit. In a concurrent private placement, the Corporation purchased approximately 4.9 million limited partnership units of Brookfield Renewable Partners. The aggregate gross proceeds from the offering and the private placement were approximately $550 million, and resulted in the Corporation’s ownership being reduced to 60%, where it currently stands.
On October 16, 2017, we acquired alongside institutional partners a 51% interest in TerraForm Power, Inc. which owns and operates a diverse portfolio of solar and wind assets located primarily in the U.S., and which will remain a Nasdaq listed public company sponsored by Brookfield, for $656 million.
On December 28, 2017, we acquired alongside institutional partners 100% of TerraForm Global, Inc., which owns and operates a diverse portfolio of solar and wind assets located predominantly in Brazil, India and China, for $750 million.
2016 Activity
We generated FFO of approximately $180 million during the year, representing a decrease of approximately $53 million compared to the prior year due to lower pricing across our renewable power portfolio. No disposition gains were reported for 2016.
On January 26, 2016, we acquired alongside institutional partners (collectively, the “Isagen Consortium”) a 57.6% interest in Isagen S.A. (“Isagen”) from the Colombian government for $2.2 billion. Isagen owns and operates a renewable power portfolio consisting of 3,032 megawatts (“MW”) of principally hydroelectric generating capacity and a 3,800 MW development portfolio in Colombia. In May 2016 and September 2016, respectively, we closed two mandatory public tender offers (the “MTOs”), increasing the Isagen Consortium’s ownership interest in Isagen. During 2017, the Isagen Consortium acquired further shares from public shareholders and completed the delisting of Isagen from the Colombia Stock Exchange. After giving effect to the MTOs and additional shares, the Isagen Consortium ownership stands at 99.5% as of December 31, 2017.
On April 1, 2016, we acquired alongside institutional partners a 292 MW hydroelectric portfolio in Pennsylvania that is expected to generate 1,100 gigawatt hours (“GWh”) annually for $860 million.
In June 2016, BEP issued approximately 10.7 million limited partnership units at a price of $37.55 per unit. In a concurrent private placement, the Corporation purchased approximately 11.1 million limited partnership units of Brookfield Renewable Partners. The aggregate gross proceeds from the offering and the private placement were $672 million.
2015 Activity
We generated FFO of approximately $233 million during the year, representing a decrease of approximately $80 million compared to the prior year due to reduced generation on a proportionate basis and lower energy pricing for electricity in our energy marketing operations. During 2015, we disposed of a 102 MW wind portfolio in California and two hydroelectric facilities in Brazil, generating $25 million of disposition gains in FFO.
On May 21, 2015, we acquired alongside institutional partners a 488 MW multi-technology renewables portfolio in Brazil comprising hydroelectric, wind and biomass operating capacity from Energisa S.A. for total cash consideration of R$1.7 billion.
Infrastructure
2018 Activity - to date
On March 15, 2018, we sold our 27.8% interest in ETC Transmission Holdings, S.L., the parent company of Transelec S.A., a Chilean regulated transmission business, to China Southern Power Grid International (HK) Co. Ltd. for approximately $1.3 billion.
2017 Activity
We generated FFO of approximately $345 million during the year, representing a decrease of approximately $29 million due to the absence of disposition gains in the current year, while the prior year's results included $95 million of these gains. Discounting disposition gains/losses, FFO from our infrastructure business increased by $66 million primarily as a result of acquisitions completed in the year as well as organic growth throughout our portfolio as a result of increased volumes and tariffs.
On April 4, 2017, we acquired alongside institutional partners a 90% controlling interest in NTS, a system of natural gas transmission assets in southeast Brazil, from Petrobas for approximately $5.3 billion.
On September 15, 2017, BIP (and together with its related entities, “Brookfield Infrastructure Partners”) completed a public offering of approximately 16.6 million limited partnership units at a price of $42.10 per unit. In a concurrent private placement, the Corporation purchased approximately 7.4 million redeemable-exchangeable partnership units of Brookfield Infrastructure Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were approximately $1 billion, and did not materially impact the Corporation’s ownership, which currently stands at approximately 30%.

6Brookfield Asset Management Inc. - 2017 Annual Information Form

On November 17, 2017, we agreed to acquire alongside institutional partners 59.1% of Gas Natural SDG, S.A.’s equity interest in its Columbian natural gas distribution and commercialization business for approximately €482 million. Completion of this transaction is subject to certain closing conditions and regulatory approvals.
2016 Activity
We generated FFO of approximately $374 million during the year, representing an increase of approximately $122 million compared to the prior year due to the contribution from recently acquired investments in addition to internally generated growth across the business. We generated $95 million of disposition gains in 2016 from the sale of a Canadian utilities business, a European gas distribution business, and a toehold interest in an Australian ports business.
On August 18, 2016, Brookfield, in partnership with institutional partners and Qube Holdings Ltd. (together with its institutional partners, “Qube”), acquired all of the outstanding common shares of Asciano Limited (“Asciano”), a port and rail logistics company in Australia, for aggregate cash consideration of A$9.1 billion. Under the transaction terms, we alongside institutional partners acquired: (i) 50% of Asciano’s container terminal operations known as Patrick in a joint venture with Qube and (ii) 100% of Asciano’s port, terminal and supply chain services operations known as BAPS.
On December 2, 2016, BIP completed a public offering of approximately 15.6 million limited partnership units at a price of $32 per unit. In a concurrent private placement, the Corporation purchased approximately 8.1 million redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were $750 million.
2015 Activity
We generated FFO of approximately $252 million during the year, representing an increase of approximately $34 million compared to the prior year due to the contribution from recently acquired investments in addition to internally generated growth across the business. During 2015, we sold an electricity transmission system in the northeastern U.S., generating $7 million of realized disposition gains.
On March 31, 2015, we invested approximately $500 million alongside institutional investors to acquire a 23% interest in TDF, the largest independent communication tower infrastructure business in France.
On May 1, 2015, BIP completed a public offering of approximately 13.4 million limited partnership units at a price of $45 per unit. In a concurrent private placement, the Corporation purchased approximately 8.1 million redeemable-exchangeable partnership units of Brookfield Infrastructure Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were $926 million.
Private Equity and Other
This includes activities within our private equity, residential development and service activities businesses.
2018 Activity - to date
On January 4, 2018, we agreed to acquire in partnership with institutional partners 100% of Westinghouse Electric Company, a provider of infrastructure services to the power generation industry, for approximately $4.6 billion. Closing of the transaction remains subject to Bankruptcy Court approval and customary closing conditions including amongst others, regulatory approvals. Closing is expected to occur in the third quarter of 2018.
On January 23, 2018, together with institutional partners and Great Canadian Gaming Corporation, we entered into a 22-year services agreement with the Ontario Lottery and Gaming Corporation to operate certain gaming facilities in the Greater Toronto Area.
2017 Activity
We generated FFO of approximately $367 million during the year, representing a decrease of $25 million. Current year's results include the recognition of performance fees of $142 million, representing 20% of the price increase per BBU unit above the initial threshold of $25. Excluding the impact of performance fees paid, FFO increased from improved pricing in our industrial operations and recent acquisitions, partially offset by lower construction margin.
On April 25, 2017, we acquired alongside institutional partners a 70% controlling interest in Odebrecht Ambiental, Brazil’s largest private water collection, treatment and distribution company, for $768 million.
On July 17, 2017, we acquired alongside with institutional partners Loblaw Companies Limited’s gas station operations for approximately C$540 million.

Brookfield Asset Management Inc. - 2017 Annual Information Form    7

On September 25, 2017, we acquired alongside institutional partners a 60% stake in Teekay Offshore Partners L.P., a marine energy services business, for approximately $750 million.
On September 26, 2017, BBU (and together with its related entities, “Brookfield Business Partners”) completed a public offering of approximately 13.3 million limited partnership units at a price of $30 per unit. In a concurrent private placement, the Corporation purchased an additional approximate 6.9 million redeemable-exchangeable units of Brookfield Business Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were approximately $600 million, and resulted in the Corporation’s ownership being reduced from 75% to approximately 68%, where it currently stands.
2016 Activity
We generated FFO of approximately $468 million during the year, as improved pricing and volumes in our oriented strand board business were offset by lower margins and pricing in our Brazilian residential business.
On December 21, 2016, BBU completed a public offering of 8 million limited partnership units at a price of C$32.80 per unit. In a concurrent private placement, the Corporation purchased an additional 8 million redeemable-exchangeable units of Brookfield Business Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were C$514 million.
2015 Activity
We generated FFO of approximately $446 million during the year, representing a decrease of approximately $239 million compared to the prior year largely due to $214 million of additional disposition gains being realized in 2014.
On February 18, 2015, we bought out Johnson Controls Inc., our 50% joint venture partner in a Canadian and Australian facilities management business known as Brookfield Johnson Controls. Subsequent to the buyout, the business was rebranded as Brookfield Global Integrated Solutions and is a leading global facilities management business.
On March 13, 2015, the Corporation acquired the approximately 30% of common shares of Brookfield Residential Properties Inc. (“Brookfield Residential”), a North American home builder and land developer, that the Corporation did not already own for $24.25 per share, or approximately $845 million in the aggregate. Brookfield Residential is now a wholly owned subsidiary of the Corporation.
On June 5, 2015, we acquired in partnership with institutional partners and our 50/50 joint venture partner, Macquarie Capital, Apache Corporation’s Western Australian oil and gas assets for $2.1 billion, forming the company now known as Quadrant Energy Pty Ltd.
On August 17, 2015, we completed the acquisition in partnership with institutional partners of Graftech International Ltd. (“Graftech”) by way of a tender offer for an aggregate of $705 million. Graftech is a producer of graphite electrodes and other carbon-based products.
Corporate
2017 Activity
On May 19, 2017, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 82.9 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 24, 2017 and is set to expire on May 23, 2018, the Corporation has, as of March 28, 2018, purchased 6,123,064 Class A Shares at an average price of $40.57.
On August 16, 2017, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 18, 2017 and is set to expire on August 17, 2018, the Corporation has, as of March 28, 2018, purchased 34,986 Class A Preference Shares, Series 28 at an average price of C$17.59, 2,587 Class A Preference Shares, Series 30 at an average price of C$24.50, 30,625 Class A Preference Shares, Series 44 at an average price of C$26.31 and 104,210 Class A Preference Shares, Series 46 at an average price of C$26.14.
2016 Activity
On May 19, 2016, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 83.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 21, 2016 and expired on May 20, 2017, the Corporation purchased 2,708,991 Class A Shares at an average price of $34.71.
On August 15, 2016, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 17, 2016 and expired on August 16, 2017, the Corporation purchased 300 Class A Preference Shares, Series 9 at an average price of C$13.80, 49,244 Class A Preference Shares, Series 17 at an average price

8Brookfield Asset Management Inc. - 2017 Annual Information Form

of C$22.17, 33,842 Class A Preference Shares, Series 18 at an average price of C$22.22, 13,815 Class A Preference Shares, Series 30 at an average price of C$20.92, 50,976 Class A Preference Shares, Series 36 at an average price of C$22.32 and 50,917 Class A Preference Shares, Series 37 at an average price of C$22.65.
2015 Activity
On April 30, 2015, the Corporation completed a public offering of 20,539,000 Class A Shares at a price of $56 per share ($37.33 on a split-adjusted basis). In a concurrent private placement, current directors and officers of the Corporation and its affiliates, and entities controlled by them, purchased 1,395,089 Class A Shares. The aggregate gross proceeds from the offering and the private placement were approximately $1.225 billion.
On May 12, 2015, the Corporation completed a three-for-two stock split of its Class A Shares, which was implemented by way of a stock dividend whereby shareholders received one-half of a Class A Share for each Class A Share and Class B Share held.
On May 19, 2015, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 83.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 21, 2015 and expired on May 20, 2016, the Corporation purchased 10,208,978 Class A Shares at an average price of $31.94.
On August 10, 2015, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, excluding the Class A Preference Shares, Series 14, through open market purchases on the TSX. Under the bid, which commenced on August 12, 2015 and expired on August 11, 2016, the Corporation purchased 1,000 Class A Preference Shares, Series 9 at an average price of C$15.19, 72,617 Class A Preference Shares, Series 24 at an average price of C$15.22, 96,652 Class A Preference Shares, Series 26 at an average price of C$15.27, 5,627 Class A Preference Shares, Series 28 at an average price of C$14.19, 49,548 Class A Preference Shares, Series 30 at an average price of C$18.86, 17,432 Class A Preference Shares, Series 32 at an average price of C$18.63, and 22,111 Class A Preference Shares, Series 34 at an average price of C$17.77.

Brookfield Asset Management Inc. - 2017 Annual Information Form    9

BUSINESS OF THE CORPORATION
Our Business
We are a leading global alternative asset manager, focused on investing in long-life, high-quality assets across real estate, renewable power, infrastructure and private equity. We provide a wide variety of investment products to our investors including private funds, listed issuers and public securities. Our interests are aligned with our investors because we invest large amounts of our own balance sheet capital in our funds: we are typically the largest investor in our private funds and the largest investor in each of our listed issuers.
We have built our business around assets and businesses that are resilient through market cycles and deliver robust returns. Our deep experience investing in, owning, and operating real assets has enabled us to successfully underwrite acquisitions and to enhance returns through our expertise in operational improvements, financing strategies and execution of development projects.
Our financial returns are represented primarily by the combination of fees we earn as an asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is FFO, which we use to evaluate the operating performance of our segments.
In our asset management activities, we manage private funds, listed issuers, and public securities portfolios for investors which we refer to as fee bearing capital. FFO from these activities consist of: (i) base and other recurring fees that we earn as manager less direct costs of doing so; (ii) incentive distributions and performance fees from our listed issuers; and (iii) realized carried interest from private funds. We supplement our performance measurement with economic net income1 (“ENI”) which utilizes unrealized carried interest instead of realized carried interest. Unrealized carried interest represents the amount of carried interest generated based on investment performance to date and is therefore more indicative of earnings potential. Continued growth in this measure is a leading indicator of future growth in FFO from our Asset Management segment.
Our invested capital consists largely of investments in our listed issuers and other listed securities, which currently make up 85% of our invested capital. The remaining 15% is largely invested in our residential development business and our energy marketing activities. Our invested capital provides us with FFO and cash distributions, most of which is generated by the investments in our limited partner interests in our listed entities, which pay stable recurring distributions.
Our balance sheet also allows us to capitalize quickly on opportunities as they arise, backstop the transactions of our various businesses as necessary and fund the development of new activities by seeding new investment strategies that are not yet suitable for our investors. Finally, the amount of capital invested by us directly in our listed issuers, and through them into our private funds, creates alignment of interests with our investors.
Our Strategy:
As a leading global alternative asset manager, our business strategy is focused on the following:

•	Generate superior investment returns for our investors, utilizing our competitive advantages of large-scale capital, global reach and operating expertise

•	Offer a wide range of traditional and innovative products that meet our investors’ requirements

•	Provide exceptional client service

•	Utilize our balance sheet to accelerate growth in our asset management activities, align our interests with investors and generate additional returns
Principal Business Activities
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. We also utilize ENI as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues and carried interest generated on unrealized changes in value of our private fund investment portfolios.
Effective the first quarter of 2017, we changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment has remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.

10Brookfield Asset Management Inc. - 2017 Annual Information Form

Our operating segments are global in scope and are as follows. We generate fee revenues, incentive distributions and performance fees from our Asset Management segment, receive our share of earnings from the capital invested in our five operation groups, which include our Real Estate, Renewable Power, Infrastructure, Private Equity, Residential segments and generate returns on the investment of our cash and financial assets in our Corporate segment.

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, opportunistic and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, other business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
Asset Management
Business Overview:

•	We manage $126 billion of fee bearing capital, of which $61 billion is in listed partnerships, $52 billion is in private funds and $13 billion is within our public securities group.

•	We earn recurring long-term base management fees and generate performance fees from managing private funds, listed partnerships and public securities on behalf of investors.
Operations:
Listed Partnerships ($61 billion fee bearing capital)

•	We manage fee bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU, TerraForm Power, Inc. (“TERP”) and Acadian Timber Corp. (“Acadian”).

•
We are compensated for managing these entities through (i) base management fees, which are primarily determined by the market capitalization of these entities; and (ii) incentive distributions or performance fees.

•
Incentive distributions for BPY, BEP, BIP and TERP are a portion of the increases in distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above an escalating threshold.

Private Funds ($52 billion fee bearing capital)

•
We manage our fee bearing capital through 40 active private funds across our major asset classes: real estate; infrastructure; renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core open-end funds. These are primarily invested in the equity of private companies, although in certain cases, are invested in publicly traded equities. Our credit strategies invest in debt of companies in our areas of focus.

Brookfield Asset Management Inc. - 2017 Annual Information Form    11

•
We refer to our largest private fund series as our flagship funds. We have flagship funds within each of our major asset classes: Real Estate (BSREP series), Infrastructure (BIF series, which includes infrastructure and renewable power investments) and Private Equity (BCP series).

•	Closed-end private fund capital is typically committed for 10 years from the inception of the fund with two one-year extension options.

•	Open-end private funds are perpetual vehicles that are able to continually raise capital as new investments arise.

•
We are compensated for managing these private funds through base management fees, which are generally determined on committed capital during the investment period and invested capital thereafter. We are entitled to receive carried interest on these funds, which represents a portion of fund profits above a preferred return to investors.

Public Securities ($13 billion fee bearing capital)

•	We manage our fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

•	We act as advisor and sub-advisor, earning both base and performance fees.
Real Estate
Business Overview:

•	We own and operate property assets primarily through a 64% fully diluted economic ownership interest in BPY.

•	BPY is listed on the Nasdaq and Toronto Stock Exchange; its equity capitalization was $17.6 billion at December 31, 2017.

•	BPY owns property assets directly as well as through private funds that we manage.

•	We own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.
Operations:
Core Office

•	We own interests in and operate commercial office portfolios, consisting of 147 properties totaling 100 million square feet of office space.

•	The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin.

•	We also develop office properties on a selective basis; active development projects consist of interests in six sites totaling 6 million square feet.
Core Retail

•
Our core retail portfolio consists of interests in 125 regional malls and urban retail properties totaling 122 million square feet in the United States and Brazil, which are held primarily through our 34% equity accounted interest in GGP.

•	Our retail mall portfolio has a redevelopment pipeline that exceeds $513 million of development costs on a proportionate basis.
Opportunistic

•	We own and operate global portfolios of property investments through our opportunistic real estate funds, which are targeted to achieve higher returns than our core office and retail portfolios.

•
Our opportunistic portfolios consist of high-quality assets with operational upside across the office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, manufactured housing and student housing sectors.

Renewable Power
Business Overview:

•
We own and operate renewable power assets primarily through a 60% ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $10.9 billion at December 31, 2017.

•	BEP owns one of the world’s largest publicly traded renewable power portfolio.

12Brookfield Asset Management Inc. - 2017 Annual Information Form

•	We arrange for the sale of power generated by BEP in North America through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”).
Operations:
Hydroelectric: We own and operate and invest in 217 hydroelectric generating stations on 81 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 7,878 MW of installed capacity and long-term average generation of 20,424 GWh on a proportionate basis.
Wind Energy: We have 76 wind facilities in North America, Europe, Brazil, and Asia. Our wind energy operations have 3,529 MW of installed capacity and long-term average generation of 3,904 GWh on a proportionate basis.
Solar: Our solar operations include 537 solar facilities globally with 1,511 MW of installed capacity and 457 GWh of generation on a proportionate basis including four pumped storage facilities in North America and Europe.
Storage: Our storage operations have 2,698 MW of installed capacity and 843 GWh of storage on a proportionate basis.
Energy Marketing: We purchase a portion of BEP’s power generated in North America pursuant to long-term contracts at predetermined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases or decreases in power prices.
Infrastructure
Business Overview:

•
We own and operate infrastructure assets primarily through our 30% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $17.7 billion at December 31, 2017.

•	BIP is one of the largest globally diversified owners and operators of infrastructure in the world.

•	We also have direct investments in sustainable resources operations.
Principal Operations:
Utilities

•
Regulated transmission business includes ~2,000 km of natural gas pipelines in Brazil, ~12,000 km of transmission lines in North and South America, and ~3,500 km of greenfield electricity transmission developments in South America.

•	We own and operate 3.3 million connections, predominantly electricity and natural gas connections, and approximately 800,000 acquired smart meters in our regulated distribution business.

•	Our regulated terminal operations includes ~85 million tonnes per annum of coal handling capacity.

•
These businesses typically earn a predetermined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and are typically not impacted to any great degree by short-term volume or price fluctuations.

Transport

•	We operate ~5,500 km of railroad track in Western Australia, and ~4,800 km of railroad track in South America.

•	Our toll road operations includes ~4,000 km of motorways in Brazil, Chile, Peru and India.

•	Our ports operations includes 37 terminals in North America, the U.K., Australia and across Europe.

•	Approximately 85% of our transport operations are supported by long-term contracts or regulation.

•
These operations are comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Certain of these operations, such as our toll roads, are awarded by governments in the form of concessions.

Energy

•	We own and operate ~15,000 km of natural gas transmission pipelines, primarily in the U.S., and 600 billion cubic feet of natural gas storage in the U.S. and Canada.

Brookfield Asset Management Inc. - 2017 Annual Information Form    13

•	In our district energy business, we deliver ~3.2 million pounds per hour of heating and 315,000 tons of cooling capacity, as well as servicing ~18,700 natural gas, water and waste water connections.

•
These operations are comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Private Equity and Other
Business Overview:

•
We own and operate private equity assets primarily through our 68% interest in BBU. BBU is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $4.5 billion at December 31, 2017.

•	BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

•	We also own certain businesses directly, including a 40% interest in Norbord which is one of the world’s largest producers of oriented strand board (“OSB”).
Operations:
Construction Services

•
We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts, whereby we take responsibility for design, program, procurement and construction at a defined price.

•	~1,050 current and delivered projects since inception with a backlog of $8.7 billion.
Business Services

•
We own and operate a road fuel distribution and marketing business with ~300kT of biodiesel capacity, commercial and residential real estate services, including networks with ~67,500 real estate agents in Canada and the U.S., and facilities management services for corporate and government investors with over 300 million square feet of managed real estate.

•
These services are typically provided under medium-to long-term contracts. Services activity can be seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our investors.

Energy

•
We own and operate oil and gas exploration and production operations, principally through an offshore oil and gas business in Western Australia and coal-bed methane operations in central Alberta, Canada.

•	Our operations include ~97,000 barrels of oil equivalent per day of production.

•
Our energy portfolio includes a marine energy services business which operates in northern Europe, Brazil and Canada and a contract drilling and well servicing business which operates in western Canada.

Industrial Operations

•	Our industrial portfolio is comprised of capital intensive businesses with significant barriers to entry and require technical operating expertise.

•
We own and operate a leading manufacturer of graphite electrodes and a water distribution, collection and treatment business which operates through long-term concessions and public-private partnerships, and services 15 million customers in Brazil.

•	Our mining activities include interests in specialty metal and aggregates mining operations in Canada, including a palladium mine in northern Ontario with ~6,400 per day palladium production.
Residential

•	Our residential development businesses operate predominantly in North America and Brazil.

•	Our North American business is conducted through Brookfield Residential Properties Inc., is active in 12 principal markets in Canada and the U.S. and controls approximately 91,000 lots.

•
Our Brazilian business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.

14Brookfield Asset Management Inc. - 2017 Annual Information Form

Corporate Activities
Business Overview:

•
Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares.

•	We hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage our foreign currency and interest rate risks.

•	We also utilize our corporate liquidity to support the development of new private fund products and to support transactions initiated by our subsidiaries.
Financing Strategy
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as fund unforeseen requirements. We structure our debt and other financial obligations to provide a stable capitalization that provides attractive leverage to investors, and that withstands business cycles.
We manage our liquidity and capital resources on a group-wide basis, however it is organized into three principal tiers:

•	The corporation;

•	Our flagship listed issuers such as BPY, BIP, BEP and BBU; and

•	The operating asset level, which includes individual assets, businesses and portfolio investments.
The following are key elements of our capital strategy:

•
Structure borrowings to investment-grade levels, or on a path to investment grade levels for certain newly acquired assets. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

•	Provide recourse only to the specific assets being financed, without cross-collateralization or parental guarantees. This aims to limit the impact of weak performance by one asset or business group.

•
Match the duration debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining duration and currency exposure is on the net equity of the investment. We will hedge our remaining currency exposure on our net equity, unless it is cost prohibitive to do so.

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed issuers are able to finance their operations, including investments and developments (whether direct or through private funds), on a standalone basis without recourse to or reliance on the corporation.

Operating Capabilities
Operating Expertise
We have more than 80,000 operating employees worldwide who are instrumental in maximizing the value and cash flows from our operations.
We are active managers of assets. Starting with our first investment over 115 years ago, we have built a strong track record which shows that we can add meaningful value and cash flow through our hands-on operating expertise. Whether this is through the negotiation of property leases, energy contracts or regulatory agreements, or through optimizing asset development, or other activities - our focus has been on acquiring businesses and placing a team on the ground to run them operationally. As real asset operations tend to be industry-specific and are often driven by complex regulations, we believe that real operating experience is essential in maximizing efficiency and productivity - and ultimately, returns. This operating expertise is also invaluable in underwriting acquisitions and executing development and capital projects.
Raise Capital: As an asset manager, the starting point is forming new funds and other investment products that investors are willing to commit capital to. This will, in turn, provide us with capital to invest and the opportunity to earn base management fees and performance-based returns such as incentive distributions and carried interest. Accordingly, we create value by increasing the amount of fee bearing capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

Brookfield Asset Management Inc. - 2017 Annual Information Form    15

Identify and Acquire High-Quality Assets: We follow a value-based approach to investing and allocating capital. We believe our disciplined approach, global reach and our expertise in recapitalizations and operational turnarounds, enable us to identify a wide range of potential opportunities, some of which are challenging for others to pursue, and therefore invest at attractive valuations and generate superior returns. We also have considerable expertise in executing large development and capital projects, providing additional opportunities to deploy capital.
Secure Long-Term Financing: We finance our operations primarily on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.
Enhance Value and Cash Flows Through Operating Expertise: Our operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they protect capital better in adverse conditions. Through our operating expertise, development capabilities and effective financing, we believe our specialized operating experience can help ensure that an investment’s full value creation potential is realized by optimizing operations
Realize Capital from Asset Sale or Refinancings: We actively monitor opportunities to sell or refinance assets to generate proceeds that we return to investors in the case of limited life funds and redeploy to enhance returns in the case of perpetual entities. In many cases, returning capital from private funds completes the investment process locking in investor returns and giving rise to performance income.
Our Operating Cycle Leads to Value Creation: We create value from earning robust returns on our investments that compound over time and grow our fee bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business and grow cash flows that compound value in our invested capital.
Risk Management
Our Approach

Focus on Risk Culture Focus on maintaining an appropriate risk culture aligns our business strategy and activities with risk appetite	Coordination Consistent approach and practice across business and functional groups, and management of common risks	Shared Execution Business and functional groups are primarily responsible for identifying and managing associated risks with their business

Managing risk is an integral part of our business, and we have a well-established and disciplined approach that is based on clear operating methods and a strong risk-based culture. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible and by the management teams that have the most knowledge and expertise in the specific business or risk area.
As such, business-specific risks are generally managed at the operating business group level, as the risks vary based on the characteristics of each business. At the same time, we monitor many of these risks on an organization-wide basis to ensure adequacy of risk management practices, adherence to applicable Brookfield practices and facilitate sharing of best practices.
We also recognize that some risks are more pervasive and correlated in their impact across the organization, such as liquidity, foreign exchange and interest rates, and risks where we can bring together specialized knowledge to bear. For these risks, we utilize a centralized approach amongst our corporate and our operating business groups. Management of strategic, reputational and regulatory compliance risks is similarly coordinated to ensure a consistent focus and implementation across the organization.
Risk Management Framework
Brookfield’s risk management program emphasizes the proactive management of risks, ensuring that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks.
Employees
We have 750 investment professionals and over 80,000 operating employees in more than 30 countries around the world.

16Brookfield Asset Management Inc. - 2017 Annual Information Form

CODE OF BUSINESS CONDUCT AND ETHICS
We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Board approved the Code on March 2, 2018. Copies of the Code are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “Shareholders/Brookfield Asset Management/Corporate Governance/Governance Documents.”
BUSINESS ENVIRONMENT AND RISKS
Our businesses continuously face certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to Brookfield and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 88 to 102 of our Consolidated Financial Statements and Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2017, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
CORPORATE SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
Our business provides critical infrastructure and services used by millions of people. We manage investment strategies that are long term in nature and that underpin the financial welfare of pension plans, insurance companies and individuals, and we impact the lives of tens of thousands of employees, their families and the communities in which we operate. Accordingly, ESG management is a key consideration in the way we conduct our business.
Our long-term owner-operator approach to business means that in many cases we are well positioned to be a positive influence and take active measures to implement effective ESG programs. Many of these programs have been in place for decades, and we are continuing to address new ESG priorities as they emerge, such as those relating to the workplace and climate change.
We recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. For example, many private fund investors want to better understand our ESG practices before committing capital; an increasing number of public securities investors consider ESG ratings when purchasing shares in our listed issuers; and in the debt markets, we are issuing more green bonds to access those pools of capital.
We have developed a multifaceted approach to managing ESG factors throughout Brookfield. The management teams in each area of our business, including portfolio companies and operating businesses, have primary responsibility for the management of ESG factors within their operations. This approach ensures full alignment between responsibility, authority, experience and execution and is particularly important given the wide range of asset types and locations in which we operate. At the same time, we work together collectively across the organization utilizing committees and working groups, such as our ESG Committee to provide guidance, establish common principles and share best practices throughout the organization. We have incorporated ESG factors into our governance framework and strategic planning, including our board of directors and senior executive leadership.
We consider ESG factors arising from new businesses throughout the investment process. During due diligence, we utilize our operating and underwriting expertise to identify ESG factors in acquisition targets, and uncover opportunities to add value by mitigating risk and capitalizing on opportunities post-acquisition, and incorporate these into the potential return analysis. Factors considered included bribery and corruption risks, health and safety risks, ethical considerations and environmental matters as well as opportunities such as energy efficiency improvements and competitive market positioning.
Our business has been built around operations where environmental sustainability has long been core to creating value. Our worldclass renewable power operations enable us to benefit from demand for low carbon energy supply and our office portfolio owns and develops buildings that meet environmental standards that fulfill our tenants’ objectives for more sustainable workplaces.
Our people are our most valuable asset. We are committed to developing our talent, and we invest in them by creating opportunities across our businesses. As part of our commitment to our employees, we focus on diversity, competitive wages and inclusive hiring practices. Our Health and Safety Steering Committee, which includes the CEOs of each business group, works to promote a strong health and safety culture, share best practices and monitor safety incidents and the remedial action undertaken across our operations. We support the communities in which we operate through philanthropic initiatives, but more importantly through our approach to the ESG factors that impact them.

Brookfield Asset Management Inc. - 2017 Annual Information Form    17

Brookfield maintains high governance standards across the organization, which includes the portfolio companies in which we have a controlling interest. Key elements of our governance framework include a code of conduct, an anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. Those governance standards are designed to meet or exceed the requirements of any jurisdiction in which we operate.
Our commitment to a long-term ownership philosophy means that long-term sustainability is key to our business and, by extension, effective management of ESG factors is key to our success.
CORPORATE GOVERNANCE PRACTICES
On behalf of all shareholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a Board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.
The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “Shareholders/Brookfield Asset Management/Corporate Governance/Governance Documents.”
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Corporate Disclosure Policy and our Code.

18Brookfield Asset Management Inc. - 2017 Annual Information Form

DIRECTORS AND OFFICERS
Directors of the Corporation
The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the 16 directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on June 15, 2018 or until his or her successor is elected or appointed.
Directors

Name, Municipality of Residence	Director Since	Principal Occupation
M. ELYSE ALLAN (1) (2) (5) Toronto, Ontario, Canada	2015	President and Chief Executive Officer, General Electric Canada Company Inc. and Vice-President, General Electric Co., a global digital industrial company
JEFFREY M. BLIDNER Toronto, Ontario, Canada	2013	Vice Chair, Brookfield Asset Management Inc.
ANGELA F. BRALY (1) (2) Indianapolis, Indiana, U.S.A.	2015	Former Chair, President and Chief Executive Officer of WellPoint Inc. (now known as Anthem Inc.), a health benefits company
JACK L. COCKWELL Toronto, Ontario, Canada	1979	Corporate Director
MARCEL R. COUTU (1) (2) (4) Calgary, Alberta, Canada	2006	Former President and Chief Executive Officer, Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture
MURILO FERREIRA (1) Rio de Janeiro, Brazil	2017	Former Chief Executive Officer of Vale SA, a Brazilian multinational corporation engaged in metals and mining
J. BRUCE FLATT London, United Kingdom New York, New York, U.S.A. Toronto, Ontario, Canada	2001	Chief Executive Officer, Brookfield Asset Management Inc.
ROBERT J. HARDING Toronto, Ontario, Canada	1992	Former Chair, Brookfield Asset Management Inc.
MAUREEN KEMPSTON DARKES (1) (4) (5) Lauderdale-by-the-Sea, Florida, U.S.A. Toronto, Ontario, Canada	2008	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer
DAVID W. KERR (5) Toronto, Ontario, Canada	1987	Chair, Halmont Properties Corp., a real estate company
THE HON. FRANK J. MCKENNA (1) (3) Cap-Pelé, New Brunswick, Canada Toronto, Ontario, Canada	2006	Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group, a financial institution
RAFAEL MIRANDA (1) Madrid, Spain	2017	Corporate Director and former Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain
YOUSSEF A. NASR (1) (5) Beirut, Lebanon	2010	Corporate Director and former Chair and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil, a financial institution
LORD O’DONNELL London, United Kingdom	2013	Chair of Frontier Economics, a microeconomics consultancy, and a senior advisor to Brookfield in Europe
SEEK NGEE HUAT (1) (3) Singapore	2012	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation, a sovereign wealth fund
DIANA L. TAYLOR (1) (3) (4) New York, New York, U.S.A.	2012	Vice Chair, Solera Capital LLC, a mid-market private equity firm
(1)    Independent Director
(2)    Member of the Audit Committee
(3)    Member of the Governance and Nominating Committee
(4)    Member of the Management Resources and Compensation Committee
(5)    Member of the Risk Management Committee

Brookfield Asset Management Inc. - 2017 Annual Information Form    19

Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Marcel R. Coutu, who was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 to 2013.
Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009. Mr. Kerr was a director of Canwest Global Communications Corp. (“Canwest”) when Canwest and certain of its subsidiaries voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in October 2009. Messrs. Cockwell and Harding were directors of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the CCAA in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under the CCAA that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.
Executive and Corporate Officers of the Corporation
The names of the executive and corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:
Executive and Corporate Officers

Name	Residence	Current Office	Date of Appointment
JEFFREY M. BLIDNER (a)	Toronto, Ontario, Canada	Vice Chair	2017
RICHARD (RIC) CLARK (a)	New York, New York, U.S.A.	Senior Managing Partner	2002
J. BRUCE FLATT (a)	London, United Kingdom New York, New York, U.S.A. Toronto, Ontario, Canada	Senior Managing Partner and Chief Executive Officer	2002
BRIAN W. KINGSTON (a)	New York, New York, U.S.A.	Senior Managing Partner	2007
BRIAN D. LAWSON (a)	Toronto, Ontario, Canada	Senior Managing Partner and Chief Financial Officer	2002
CYRUS MADON (a)	Toronto, Ontario, Canada	Senior Managing Partner	2005
LORI PEARSON (a)	Toronto, Ontario, Canada	Senior Managing Partner and Chief Operating Officer	2016
SAMUEL J.B. POLLOCK (a)	Toronto, Ontario, Canada	Senior Managing Partner	2003
SACHIN G. SHAH (a)	Toronto, Ontario, Canada	Senior Managing Partner	2014
A.J. SILBER (b)	Toronto, Ontario, Canada	Vice President, Legal Affairs and Corporate Secretary	2012
(a) Executive Officer (b) Corporate Officer
Each of the executive and corporate officers has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Blidner, who prior to his appointment in 2017 as Vice Chair was a Senior Managing Partner of the Corporation, Ms. Pearson, who prior to her appointment in 2016 as Chief Operating Officer was a Senior Managing Partner of the Corporation, and Mr. Shah, who prior to his appointment in 2014 as a Senior Managing Partner was a Managing Partner of the Corporation.
Mr. Pollock was a director of Fraser until February 2011. Fraser voluntarily applied for and obtained an order for creditor protection under the CCAA in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.
Brookfield Share Ownership of Directors and Executive Officers
As at December 31, 2017, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, approximately 35 million Class A Shares, representing approximately 3.5% of the Corporation’s issued and outstanding shares of this class. In addition, directors and executive officers of the Corporation held pro rata interests beneficially through Partners Limited, Partners Value Investments LP (“PVI”) and the Corporation's escrowed share program, which totalled approximately 69 million Class A Shares, representing approximately 7.0% of the Corporation’s issued and outstanding Class A Shares at the same date.

20Brookfield Asset Management Inc. - 2017 Annual Information Form

In terms of ownership in the Corporation’s principal subsidiaries, as at December 31, 2017, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, 980,257 units of BBU, 1,498,975 units of BIP, 2,591,466 units of BPY and 191,755 units of BEP, representing less than 1% of the issued and outstanding securities of each of these classes, respectively.
All of the Class B Shares are owned directly by Partners Limited, which entitle it to, among other things, elect one-half of the directors of the Corporation. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Shares.
Partners Limited and Partners Value Investments LP
Executive officers and certain directors of the Corporation own interests in Class A Shares directly, through share ownership plans and through Partners Limited and PVI. Partners Limited is a private Ontario corporation formed in 1995 whose principal business mandate is to hold shares of the Corporation, directly and indirectly, for the long term. PVI is a limited partnership listed on the TSX Venture Exchange whose primary business purpose is to provide its unitholders with an efficiently financed ownership interest in Class A Shares and to invest additional financial resources in a diversified portfolio of financial assets to enhance return on capital.
The shareholders of Partners Limited and PVI include, directly and indirectly, directors and senior executives of Brookfield, in addition to a limited number of former senior executives (collectively, the “Partners”), including all of the Corporation’s executive officers and two of its non-management directors, Messrs. Jack Cockwell and David Kerr. As at December 31, 2017, there were approximately 40 Partners who collectively owned, directly and indirectly, virtually all of the common shares of Partners Limited.
Partners Limited owns, among other things, a direct interest in 867,495 Class A Shares and an approximate 49% interest in the limited partnership units of PVI (in addition to a 49% interest in the general partner of PVI). The Partners themselves collectively own, on an individual basis, an additional approximate 40% interest in PVI. PVI owns approximately 85.8 million Class A Shares on a consolidated basis, representing an approximate 9% interest in this class of shares.
The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold beneficial or economic interests in approximately 200 million Class A Shares in the aggregate, representing approximately 20% of such class of shares on a fully diluted basis and a 20% common equity interest in the Corporation. These interests include Class A Shares held directly and indirectly by the Partners as well as their proportionate beneficial interests in Class A Shares held by Partners Limited and PVI.
For further information about Partners Limited, reference is made to the section entitled “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s most recent Circular.

Brookfield Asset Management Inc. - 2017 Annual Information Form    21

MARKET FOR SECURITIES
The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48 (a)	BAM.PF.J	Toronto
(a) The Corporation’s Class A Preference Shares, Series 48 were listed for trading on the TSX on September 13, 2017.
Information on the monthly trading prices and volumes for the Corporation’s publicly traded securities that were outstanding at any time during 2017 is set out in Appendix A to this Annual Information Form.

22Brookfield Asset Management Inc. - 2017 Annual Information Form

RATINGS AND LIQUIDITY
The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	DBRS	Standard & Poor’s	Moody’s
Commercial paper	R-1 (low)	A-2[1]	P-2
Senior notes and debentures	A (low)	A-	Baa2
Preferred shares	Pfd-2 (low)	BBB[2]	Not rated
Outlook	Stable	Stable	Stable
Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing the Corporation’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by S&P Global Ratings, acting through Standard & Poor’s Ratings Services (Canada), a business unit of S&P Global Canada Corp. (“S&P”); and its commercial paper, senior notes and debentures are rated by Moody’s Investors Service, Inc. (“Moody’s”).
The Corporation has paid customary ratings fees to DBRS, S&P and Moody’s in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of DBRS, S&P, and Moody’s during the last two years.
The ratings discussed herein for the Corporation’s debt and preferred securities are not a recommendation to purchase, hold or sell the Corporation’s debt or preferred securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, or Moody’s at any time if, in their sole discretion, circumstances so warrant.
The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR at www.sedar.com and/or EDGAR at www.sec.gov/edgar.
The following is a brief description of each rating agency’s rating scales.
DBRS
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.
The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low).” The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to the Corporation’s commercial paper indicates good credit quality and that the Corporation’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable. An R-1 (low) rating is the third highest of the ten categories on the short-term debt rating scale.

1	The Corporation’s commercial paper is rated A-1 (low) based on S&P’s Canadian National Scale, which corresponds to a rating of A-2 using S&P’s global scale.

2	The Corporation’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.

Brookfield Asset Management Inc. - 2017 Annual Information Form    23

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A (low) rating assigned to the Corporation’s long-term obligations indicate they are of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. A (low) is the lowest sub-category within the third highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The Pfd-2 (low) rating assigned to the Corporation’s preferred shares indicates that the preferred shares are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category. Pfd-2 (low) is the lowest sub-category within the second highest rating of the five standard categories of ratings on DBRS’s preferred share rating scale.
Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.
S&P
S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1,” “AAA” and “P-1,” respectively, which represent the highest ratings, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.
S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable”, “positive”, “negative” and “developing”. A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future CreditWatch action.
S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.
S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. The Corporation has a U.S. commercial paper program and a Canadian commercial paper program. The A-2 rating, based on S&P’s global scale, is assigned to the Corporation’s commercial paper. A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory. An A-2 rating is the second highest of the six categories on the short-term global scale. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet the financial commitments associated with a specific commercial paper program relative to the debt servicing and repayment capacity of other obligors active in the Canadian markets with respect to their respective financial obligations. S&P has rated the Corporation’s commercial paper as A-1 (low) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-2 rating on S&P’s global scale. An A-1 (low) rating is the third highest of the eight categories on the Canadian National Scale for commercial paper.
S&P long-term issuer credit ratings are based on the following considerations: likelihood of payment capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- rating is assigned to the Corporation’s senior unsecured debt. An obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong. A- is the lowest sub-category within the third highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.
An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other obligors in the Canadian market. The Corporation’s preferred shares have been assigned a rating of P-2 on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on S&P’s global scale, the Corporation’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National

24Brookfield Asset Management Inc. - 2017 Annual Information Form

Scale for preferred shares. BBB is the middle sub-category within the third highest rating of the nine standard categories of ratings on S&P’s global scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitment on the obligation.
Moody’s
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term. A “Stable” outlook indicates a low likelihood of a rating change over the medium term.
Moody’s rates long-term obligations and commercial paper with ratings of “Aaa” and “P-1,” respectively, which represent the highest ratings, to “C” and “NP”, respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2 Stable rating assigned to the Corporation’s commercial paper indicates that the Corporation has a strong ability to repay its short-term debt obligations. A P-2 rating is the second highest of the four categories on Moody’s short-term rating scale.
Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The Baa2 Stable rating assigned to the Corporation’s senior unsecured debt indicates that they are considered medium-grade and subject to moderate credit risk, and as such, may possess certain speculative characteristics. Baa2 is the middle sub-category within the fourth highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.
DIVIDENDS AND DIVIDEND POLICY
Class A Shares and Class B Shares
The declaration and payment of dividends on the Corporation’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the United States or Canada to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the United States or Canada to increase their investment in the Corporation free of commissions.
Preferred Shares
The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 13, 15, 17, 18, 24, 25, 26, 28, 30, 32, 34, 36, 37, 38, 40, 42, 44, 46 and 48 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8 are paid monthly. Dividends on the Corporation’s preferred shares are currently

Brookfield Asset Management Inc. - 2017 Annual Information Form    25

declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.
The following table summarizes the dividends paid per share for each of the three years ended December 31, 2017, 2016 and 2015, on each class and series of securities of the Corporation that was outstanding during 2017, all expressed in U.S. dollars.

	Distribution per Security
	2017	2016	2015
Per Class A Share and Class B Share
Regular	$ 0.56	$ 0.52	$ 0.47
Special distribution (a)	0.11	0.45	—
Per Class A Preference Share (b)
Series 2	0.39	0.36	0.39
Series 8	0.55	0.48	0.55
Series 9	0.53	0.75	0.74
Series 13	0.39	0.36	0.38
Series 15	0.28	0.23	0.24
Series 17	0.92	0.90	0.93
Series 18	0.92	0.90	0.93
Series 24	0.58	0.80	1.06
Series 25 (c)	0.56	0.27	—
Series 26	0.72	0.85	0.67
Series 28	0.70	0.87	0.90
Series 30	0.93	0.90	0.94
Series 32	0.87	0.85	0.88
Series 34	0.81	0.80	0.82
Series 36	0.94	0.92	0.95
Series 37	0.95	0.92	0.96
Series 38	0.85	0.83	0.86
Series 40	0.87	0.85	0.88
Series 42	0.87	0.85	0.88
Series 44 (d)	0.97	0.94	0.23
Series 46 (e)	1.03	—	—
Series 48 (f)	0.28	—	—
(a) Distribution of a 20.7% interest in Brookfield Business Partners, based on accounting fair values, was paid on June 20, 2016. Distribution of a 100% interest in Trisura Group Ltd., based on accounting fair values, was paid on June 22, 2017.
(b) The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the quarterly average Bloomberg mid-market exchange rate.
(c) These shares were issued on June 30, 2016. The dividends paid in 2016 were for the period from the date of issue.
(d) These shares were issued on October 2, 2015. The dividends paid in 2015 were for the period from the date of issue.
(e) These shares were issued on November 18, 2016. The initial dividend paid on March 31, 2017 was for the period from the date of issue.
(f) These shares were issued on September 13, 2017. The dividends paid in 2017 were for the period from the date of issue.
The Corporation redeemed its Class A Preference Shares, Series 5, 7, 16, 19 and 20 on November 30, 2015 and its Class A Preference Shares, Series 14 on March 1, 2016.
Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Brookfield Asset Management Inc. - 2017 Annual Information Form    26

DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “Shareholders/ Brookfield Asset Management/Corporate Governance” and are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
As at March 28, 2018, the Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 7,998,700 Class A Preference Shares, Series 9;

•	the thirteenth series, which consists of 9,647,700 Class A Preference Shares, Series 13;

•	the fifteenth series, which consists of 2,000,000 Class A Preference Shares, Series 15;

•	the seventeenth series, which consists of 7,950,756 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,166,158 Class A Preference Shares, Series 18;

•	the twenty-fourth series, which consists of 10,927,383 Class A Preference Shares, Series 24;

•	the twenty-fifth series, which consists of 11,000,000 Class A Preference Shares, Series 25;

•	the twenty-sixth series, which consists of 9,903,348 Class A Preference Shares, Series 26;

•	the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;

•	the twenty-eighth series, which consists of 9,849,387 Class A Preference Shares, Series 28;

•	the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;

•	the thirtieth series, which consists of 9,934,050 Class A Preference Shares, Series 30;

•	the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;

•	the thirty-second series, which consists of 11,982,568 Class A Preference Shares, Series 32;

•	the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;

•	the thirty-fourth series, which consists of 9,977,889 Class A Preference Shares, Series 34;

•	the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;

•	the thirty-sixth series, which consists of 7,949,024 Class A Preference Shares, Series 36;

•	the thirty-seventh series, which consists of 7,949,083 Class A Preference Shares, Series 37;

•	the thirty-eighth series, which consists of 8,000,000 Class A Preference Shares, Series 38;

•	the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;

•	the fortieth series, which consists of 12,000,000 Class A Preference Shares, Series 40;

•	the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;

•	the forty-second series, which consists of 12,000,000 Class A Preference Shares, Series 42;

•	the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;

•	the forty-fourth series, which consists of 9,945,189 Class A Preference Shares, Series 44;

•	the forty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 45;

•	the forty-sixth series, which consists of 11,895,790 Class A Preference Shares, Series 46;

•	the forty-seventh series, which consists of 12,000,000 Class A Preference Shares, Series 47;

•	the forty-eighth series, which consists of 12,000,000 Class A Preference Shares, Series 48; and

•	the forty-ninth series, which consists of 12,000,000 Class A Preference Shares, Series 49;

Brookfield Asset Management Inc. - 2017 Annual Information Form    27

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Shares; and

d)	85,120 Class B Shares.
As at March 28, 2018, the following shares of the Corporation were issued and outstanding: 10,465,100 Class A Preference Shares, Series 2; 4,000,000 Class A Preference Shares, Series 4; 2,479,585 Class A Preference Shares, Series 8; 5,519,115 Class A Preference Shares, Series 9; 9,647,700 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 7,950,756 Class A Preference Shares, Series 17; 7,966,158 Class A Preference Shares, Series 18; 9,394,250 Class A Preference Shares, Series 24; 1,533,133 Class A Preference Shares, Series 25; 9,903,348 Class A Preference Shares, Series 26; 9,359,387 Class A Preference Shares, Series 28; 9,934,050 Class A Preference Shares, Series 30; 11,982,568 Class A Preference Shares, Series 32; 9,977,889 Class A Preference Shares, Series 34; 7,949,024 Class A Preference Shares, Series 36; 7,949,083 Class A Preference Shares, Series 37; 8,000,000 Class A Preference Shares, Series 38; 12,000,000 Class A Preference Shares, Series 40; 12,000,000 Class A Preference Shares, Series 42; 9,945,189 Class A Preference Shares, Series 44; 11,895,790 Class A Preference Shares, Series 46; 12,000,000 Class A Preference Shares, Series 48; 991,559,882 Class A Shares; and 85,120 Class B Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is AST Trust Company (Canada) (formerly CST Trust Company) at its principal office in Toronto, Ontario, Canada. AST Trust Company (Canada) maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The transfer agent and registrar of the Corporation in the United States is Computershare Inc., who maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Canton, Massachusetts.
MATERIAL CONTRACTS
The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•
The Trust Agreement referred to under “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s most recent Circular, which pages are incorporated by reference in this Annual Information Form.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.
INTERESTS OF EXPERTS
Deloitte LLP, the Corporation’s Independent Registered Public Accounting firm, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Corporation’s Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee is comprised of the following three directors: M. Elyse Allan; Angela F. Braly; and Marcel R. Coutu, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Ms. Allan is the President and Chief Executive Officer of General Electric Canada Company Inc., and a Vice-President of General Electric Co. Ms. Braly has extensive senior management experience with a public company as Chair, President and Chief Executive Officer of WellPoint, Inc., a health

28Brookfield Asset Management Inc. - 2017 Annual Information Form

benefits company now known as Anthem, Inc. Ms. Braly was Chair of the Board from 2010 to 2012 and President and Chief Executive Officer from 2007 to 2012. Mr. Coutu has a Master of Business Administration degree and over 25 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited.
Additional information on the members of the Audit Committee is contained in the Corporation’s most recent Circular.
Principal Accountant Fees and Services
Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and its main consolidated reporting issuer subsidiaries (other than Brookfield Renewable Partners). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2017 and 2016:

	2017			2016
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit Fees	$1.4	$42.5	$43.9	$1.6	$41.2	$42.8
Audit-Related Fees	—	5.7	5.7	—	3.5	3.5
Tax Fees	—	3.2	3.2	—	2.5	2.5
All Other Fees	0.2	0.3	0.5	0.2	1.0	1.2
Total	$1.6	$51.7	$53.3	$1.8	$48.3	$50.0
Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include but are not limited to: employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for translation services.
Pre-Approval Policies and Procedures
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.
Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management and such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation.
Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.
None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Brookfield Asset Management Inc. - 2017 Annual Information Form    29

ADDITIONAL INFORMATION
Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s most recent Circular.
Additional financial information on the Corporation is provided in the Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2017, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

30Brookfield Asset Management Inc. - 2017 Annual Information Form

APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES
The following sets out trading information for 2017 for the Corporation’s publicly traded securities that were outstanding at any time during 2017, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and Euronext.

	Class A Limited Voting Shares (TSX: BAM.A)				Class A Limited Voting Shares (NYSE: BAM)
	Price Per Share (C$)				Price Per Share (US$)
Period 2017	High	Low	Average	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January	46.29	43.47	44.85	21,418,806	44.33	41.55	43.16	15,910,000
February	49.33	44.54	47.55	21,985,638	42.58	40.66	41.65	15,130,000
March	49.37	47.09	48.46	25,270,636	43.15	41.31	42.26	15,240,000
April	50.61	47.79	49.40	15,185,644	41.57	38.59	39.87	15,600,000
May	53.08	49.44	51.39	27,437,288	39.66	37.92	38.96	16,700,000
June	52.42	50.00	51.17	23,576,333	39.95	38.23	39.16	11,260,000
July	51.50	47.77	49.64	14,644,351	40.09	37.59	38.50	19,730,000
August	49.82	48.04	49.14	15,983,243	38.88	36.22	37.66	25,130,000
September	51.85	46.87	49.03	22,610,098	37.06	35.60	36.65	18,970,000
October	54.43	51.70	53.25	13,319,990	36.99	35.20	36.11	19,260,000
November	54.41	52.07	53.17	17,688,346	37.42	34.11	36.19	26,010,000
December	57.04	52.78	55.11	17,790,012	34.94	32.77	33.90	19,230,000
(a) Volume traded refers to volume traded on TSX only.
(b) Volume traded refers to volume traded on NYSE only.
Class A Limited Voting Shares Euronext: BAMA)
There was no trading activity of the Corporation’s Class A Limited Voting Shares on the Euronext during 2017.

	Class A Preference Shares, Series 2 (TSX: BAM.PR.B)				Class A Preference Shares, Series 4 (TSX: BAM.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	12.38	11.17	11.71	281,081	12.26	11.00	11.56	57,079
February	12.55	11.90	12.21	303,642	12.48	11.90	12.19	228,547
March	13.02	12.19	12.58	151,360	12.88	12.15	12.47	72,808
April	13.54	12.52	13.03	147,103	13.39	12.44	13.00	118,360
May	13.35	12.66	12.99	193,191	13.32	12.50	12.97	176,220
June	13.25	12.33	12.84	135,799	13.07	12.59	12.79	24,530
July	15.06	12.99	14.14	399,812	15.08	13.06	14.23	277,792
August	14.75	13.83	14.27	175,138	14.75	13.95	14.22	33,119
September	14.72	14.11	14.35	86,273	14.64	14.15	14.36	37,876
October	14.59	14.10	14.38	161,570	14.50	14.03	14.35	41,273
November	14.70	14.20	14.44	224,204	14.79	14.21	14.43	272,243
December	15.18	14.49	14.77	149,582	15.10	14.44	14.74	36,142

A-1    Brookfield Asset Management Inc. - 2017 Annual Information Form

	Class A Preference Shares, Series 8 (TSX: BAM.PR.E)				Class A Preference Shares, Series 9 (TSX: BAM.PR.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	17.12	15.76	16.45	23,480	16.05	14.45	15.13	60,329
February	17.50	17.20	17.32	19,644	16.81	16.00	16.47	12,833
March	17.98	17.20	17.49	13,474	16.45	15.76	16.26	47,475
April	17.96	17.25	17.43	27,446	16.88	15.82	16.18	26,894
May	17.72	17.35	17.58	21,055	16.31	15.50	15.93	56,543
June	17.80	17.25	17.57	25,564	16.53	15.71	16.10	35,466
July	19.25	17.78	18.80	12,647	17.05	16.35	16.70	60,159
August	19.60	18.99	19.12	10,862	16.99	16.52	16.78	28,190
September	19.60	19.04	19.31	5,037	17.28	16.70	16.95	29,969
October	19.89	19.25	19.64	14,027	17.67	17.11	17.43	20,385
November	20.30	19.13	19.58	28,402	18.24	17.80	17.92	45,442
December	20.38	19.70	20.03	29,193	18.14	17.47	17.84	18,736

	Class A Preference Shares, Series 13 (TSX: BAM.PR.K)				Class A Preference Shares, Series 17 (TSX: BAM.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	12.21	10.80	11.56	421,207	22.43	21.27	21.86	134,137
February	12.48	11.87	12.19	497,672	23.28	22.20	22.86	140,695
March	12.96	12.26	12.50	148,886	23.04	22.56	22.79	175,800
April	13.41	12.46	13.01	138,901	23.33	22.65	23.07	131,528
May	13.33	12.45	12.97	171,836	23.30	22.47	23.01	125,466
June	13.15	12.58	12.85	105,705	23.10	22.58	22.80	141,676
July	15.13	12.99	14.19	465,983	22.83	21.42	21.80	167,493
August	14.75	13.74	14.22	193,928	22.00	21.44	21.77	165,119
September	14.60	13.99	14.32	184,868	21.99	21.22	21.56	76,698
October	14.70	14.11	14.35	255,147	22.06	21.36	21.73	87,019
November	15.65	14.26	14.54	164,390	22.72	21.87	22.25	90,390
December	15.10	14.45	14.73	117,700	22.40	22.00	22.25	92,251

Brookfield Asset Management Inc. - 2017 Annual Information Form                            A-2

	Class A Preference Shares, Series 18 (TSX: BAM.PR.N)				Class A Preference Shares, Series 24 (TSX: BAM.PR.R)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.38	21.20	21.90	111,673	19.97	17.46	18.28	274,001
February	23.23	22.30	22.86	83,189	19.84	18.98	19.36	167,630
March	23.08	22.55	22.76	180,362	19.58	18.74	19.07	216,974
April	23.29	22.60	22.98	102,517	20.67	19.13	19.92	271,400
May	23.20	22.57	22.94	65,097	19.27	18.51	18.84	105,823
June	23.11	22.56	22.80	77,176	19.94	18.14	19.09	250,814
July	22.61	21.35	21.82	119,224	20.22	19.80	20.04	313,486
August	21.93	21.48	21.74	84,591	20.25	19.54	19.98	61,054
September	21.90	21.25	21.51	148,792	20.43	19.79	20.05	153,917
October	22.00	21.36	21.70	85,502	20.75	20.06	20.46	86,940
November	22.56	21.86	22.22	228,234	20.96	20.21	20.56	113,803
December	22.34	21.85	22.14	51,430	20.75	19.26	19.95	107,996

	Class A Preference Shares, Series 25 (TSX: BAM.PR.S)				Class A Preference Shares, Series 26 (TSX: BAM.PR.T)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	18.50	16.15	16.93	21,903	18.85	17.35	18.01	569,014
February	19.00	18.50	18.87	31,198	19.65	18.52	19.09	483,533
March	19.00	18.42	18.61	10,457	19.58	18.65	18.96	300,793
April	20.01	18.94	19.62	13,456	20.48	19.32	19.97	325,569
May	20.00	19.00	19.48	1,540	19.56	18.77	19.20	242,775
June	19.00	17.86	18.47	71,704	20.31	18.35	19.41	370,296
July	20.75	19.29	20.16	13,965	20.98	20.23	20.66	148,789
August	20.20	19.49	19.96	2,125	20.88	20.14	20.54	161,209
September	20.01	19.11	19.54	10,761	20.78	20.12	20.51	299,335
October	21.50	19.95	20.56	29,317	21.28	20.65	20.97	165,097
November	20.91	20.10	20.47	25,685	21.46	20.85	21.19	148,019
December	20.55	19.19	19.76	99,574	21.28	20.45	20.81	148,506

A-3    Brookfield Asset Management Inc. - 2017 Annual Information Form

	Class A Preference Shares, Series 28 (TSX: BAM.PR.X)				Class A Preference Shares, Series 30 (TSX: BAM.PR.Z)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	16.21	15.16	15.60	530,012	22.42	20.59	21.32	737,346
February	16.63	15.96	16.28	404,138	23.00	22.35	22.73	219,446
March	16.64	15.96	16.27	378,395	23.76	22.40	22.89	242,619
April	17.73	16.50	17.20	537,213	24.50	22.53	23.75	116,064
May	17.00	16.24	16.47	182,360	23.00	21.65	22.30	78,232
June	17.16	15.65	16.38	405,205	23.99	21.21	22.48	185,492
July	17.76	16.98	17.52	174,089	24.26	23.89	24.12	251,782
August	17.81	17.02	17.45	59,612	24.30	23.40	23.87	120,104
September	17.70	17.05	17.36	108,743	24.89	23.90	24.33	614,824
October	17.85	17.26	17.66	223,235	24.95	24.00	24.77	116,093
November	18.50	17.65	18.08	71,755	24.90	24.66	24.77	148,685
December	18.31	17.05	17.48	119,458	24.75	23.87	24.34	224,575

	Class A Preference Shares, Series 32 (TSX: BAM.PF.A)				Class A Preference Shares, Series 34 (TSX: BAM.PF.B)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.95	21.33	21.95	200,746	21.20	19.64	20.22	373,122
February	24.11	22.84	23.40	264,970	22.70	21.02	21.95	331,946
March	23.95	22.95	23.32	271,617	22.53	21.59	21.90	213,764
April	24.61	22.87	23.87	164,816	23.38	22.05	22.81	232,159
May	23.17	22.01	22.44	197,477	22.12	20.93	21.39	115,104
June	24.15	21.56	22.75	497,966	22.74	20.31	21.66	218,969
July	24.38	23.98	24.24	120,507	23.25	22.66	22.93	134,530
August	24.33	23.40	23.83	80,548	23.25	22.26	22.74	76,757
September	24.24	23.80	23.94	360,058	23.28	22.67	22.88	351,976
October	24.65	24.18	24.45	206,465	23.70	23.24	23.54	204,943
November	25.00	24.45	24.71	116,308	24.46	23.56	24.00	313,132
December	24.90	24.23	24.60	128,651	24.30	23.30	23.77	91,005

Brookfield Asset Management Inc. - 2017 Annual Information Form                            A-4

	Class A Preference Shares, Series 36 (TSX: BAM.PF.C)				Class A Preference Shares, Series 37 (TSX: BAM.PF.D)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.57	21.49	22.07	201,775	22.93	21.88	22.42	157,127
February	23.26	22.31	22.97	145,050	23.61	22.58	23.24	85,570
March	23.23	22.80	22.99	226,845	23.51	23.13	23.35	174,291
April	23.60	22.86	23.25	119,317	24.05	23.31	23.74	112,219
May	23.57	22.95	23.27	95,786	24.15	23.40	23.82	111,633
June	23.49	22.96	23.20	105,692	23.94	23.42	23.63	74,520
July	23.08	21.87	22.28	192,109	23.58	22.38	22.73	61,135
August	22.52	21.88	22.22	117,460	22.86	22.28	22.60	73,860
September	22.48	21.72	22.03	219,180	22.80	22.00	22.37	139,026
October	22.54	21.85	22.15	113,856	22.84	21.98	22.42	100,872
November	22.95	22.25	22.63	130,897	23.44	22.65	22.96	73,754
December	22.68	22.21	22.51	116,022	23.15	22.55	22.83	66,172

	Class A Preference Shares, Series 38 (TSX: BAM.PF.E)				Class A Preference Shares, Series 40 (TSX: BAM.PF.F)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.49	20.66	21.35	218,011	23.86	21.90	22.52	201,277
February	23.08	22.19	22.60	135,190	24.24	23.42	23.78	212,530
March	22.57	21.90	22.20	146,244	24.39	23.15	23.75	380,958
April	23.36	21.66	22.74	83,631	24.74	23.20	24.07	219,636
May	21.91	20.89	21.34	83,191	23.44	22.38	22.82	121,158
June	22.61	20.43	21.52	88,064	23.98	22.00	22.94	235,691
July	22.90	22.45	22.65	87,187	24.42	23.85	24.09	113,860
August	22.95	22.13	22.52	125,615	24.30	23.18	23.75	77,793
September	22.95	22.38	22.55	133,313	24.35	23.71	23.92	282,140
October	23.57	22.80	23.25	160,750	24.65	24.16	24.43	224,978
November	24.05	23.40	23.73	174,984	25.00	24.54	24.84	134,067
December	23.87	23.20	23.56	72,622	24.98	23.94	24.44	182,190

A-5    Brookfield Asset Management Inc. - 2017 Annual Information Form

	Class A Preference Shares, Series 42 (TSX: BAM.PF.G)				Class A Preference Shares, Series 44 (TSX: BAM.PF.H)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	24.02	22.27	22.90	192,987	26.79	26.10	26.51	126,319
February	24.59	23.72	24.16	245,380	26.69	26.15	26.41	192,760
March	24.39	23.49	23.96	273,077	26.95	26.41	26.69	131,901
April	24.69	23.16	24.10	165,165	26.97	26.05	26.67	204,291
May	23.44	22.66	23.03	87,152	26.75	26.10	26.49	91,974
June	24.13	22.20	23.14	123,470	26.72	26.05	26.27	97,240
July	24.39	24.01	24.13	205,836	26.45	26.00	26.21	43,617
August	24.30	23.33	23.89	38,632	26.40	25.70	26.04	69,516
September	24.28	23.78	23.97	291,340	26.28	25.75	26.02	130,470
October	24.49	24.15	24.35	120,720	26.62	26.13	26.26	221,074
November	25.00	24.35	24.74	136,978	26.39	26.03	26.30	130,237
December	24.85	24.00	24.35	106,130	26.42	25.81	26.12	44,106

	Class A Preference Shares, Series 46 (TSX: BAM.PF.I)				Class A Preference Shares, Series 48 (TSX: BAM.PF.J)
	Price Per Share (C$)				Price Per Share (C$)
Period 2017	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	26.00	25.50	25.76	1,424,649	—	—	—	—
February	25.87	25.60	25.80	443,146	—	—	—	—
March	26.15	25.29	25.72	440,836	—	—	—	—
April	26.32	25.87	26.08	270,812	—	—	—	—
May	26.71	25.86	26.17	279,397	—	—	—	—
June	26.34	25.69	26.07	332,489	—	—	—	—
July	26.14	25.84	26.01	151,048	—	—	—	—
August	26.10	25.53	25.85	232,490	—	—	—	—
September (a)	26.06	25.36	25.66	392,095	25.59	24.97	25.20	2,415,566
October	26.47	25.77	26.08	250,429	25.70	25.20	25.56	544,362
November	26.53	26.00	26.30	441,702	26.28	25.50	25.87	327,701
December	26.35	25.74	26.13	176,822	26.00	25.14	25.63	269,113
(a) The Corporation’s Class A Preference Shares, Series 48 commenced trading on the TSX on September 13, 2017.

Brookfield Asset Management Inc. - 2017 Annual Information Form                            A-6

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S
AUTHORIZED SECURITIES
CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class. The number of authorized and issued and outstanding shares listed in the following table are given as of March 28, 2018.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Asset Management Inc. - 2017 Annual Information Form    B-1

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
2	BAM.PR.B	10,465,100	10,465,100	262	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
4	BAM.PR.C	4,000,000	4,000,000	100	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
8	BAM.PR.E	8,000,000	2,479,585	62	Between 50-100% of “Prime Rate” (as defined in the articles)	At any time	25.50	Into Series 9 on a one-for-one basis on November 1 in every fifth year after November 1, 2001 and automatically in certain circumstances	N/A
9	BAM.PR.G	7,998,700	5,519,115	138	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1 in every fifth year after November 1, 2006	25.00	Into Series 8 on a one-for-one basis on November 1 in every fifth year after November 1, 2006 and automatically in certain circumstances	N/A
13	BAM.PR.K	9,647,700	9,647,700	241	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
15	N/A	2,000,000	2,000,000	50	Determined by negotiation, bid or auction, or the Bankers’ Acceptable Rate (as defined in the articles) plus 0.40%	At any time	25.00	N/A	N/A
17	BAM.PR.M	7,950,756	7,950,756	199	4.75%	At any time		N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price [3]
18	BAM.PR.N	9,166,158	7,966,158	199	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
24	BAM.PR.R	10,927,383	9,394,250	235	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	On June 30 in every fifth year after June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
Notes:
[1]    Rounded to the nearest million.
[2]    Together with accrued and unpaid dividends.
[3]    The “Conversion Price” means the greater of C$2.00 or 95% of the weighted average trading price of the Class A Shares on the TSX for the 20 consecutive trading days ending on (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day.

B-2    Brookfield Asset Management Inc. - 2017 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
25	BAM.PR.S	11,000,000	1,533,133	38	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
26	BAM.PR.T	9,903,348	9,903,348	248	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	On March 31 in every fifth year after March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BAM.PR.X	9,849,387	9,359,387	234	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	On June 30 in every fifth year after June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
30	BAM.PR.Z	9,934,050	9,934,050	248	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	On December 31 in every fifth year after December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstance	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. - 2017 Annual Information Form    B-3

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
32	BAM.PF.A	11,982,568	11,982,568	300	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
34	BAM.PF.B	9,977,889	9,977,889	249	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BAM.PF.C	7,949,024	7,949,024	199	4.85%	March 31, 2018	26.00 if before March 31, 2019, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BAM.PF.D	7,949,083	7,949,083	199	4.9%	September 30, 2018	26.00 if before September 30, 2019, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BAM.PF.E	8,000,000	8,000,000	200	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

B-4    Brookfield Asset Management Inc. - 2017 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
40	BAM.PF.F	12,000,000	12,000,000	300	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	September 19, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
42	BAM.PF.G	12,000,000	12,000,000	300	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
44	BAM.PF.H	9,945,189	9,945,189	249	5% until December 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 4.17%, and (ii) 5%	December 31, 2020	25.00	Into Series 45 on a one-for-one basis on December 31, 2020 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. - 2017 Annual Information Form    B-5

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
45	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.17%	December 31, 2020	25.00 for redemptions on December 31, 2025 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 44 on a one-for-one basis on December 31, 2025 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
46	BAM.PF.I	11,895,790	11,895,790	297	4.8% until March 31, 2022; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.85%, and (ii) 4.80%	March 31, 2022	25.00	Into Series 47 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
47	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.85%	March 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 46 on a one-for-one basis on March 31, 2027 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
48	BAM.PF.J	12,000,000	12,000,000	300	4.75% until January1, 2023; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.10%, and (ii) 4.75%	December 31, 2022	25.00	Into Series 49 on a one-for-one basis on December 31, 2023 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
49	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.10%	December 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 48 on a one-for-one basis on December 31, 2027 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

B-6    Brookfield Asset Management Inc. - 2017 Annual Information Form

Voting Rights
Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends1, whether or not consecutive, are not paid2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 2 may be entitled to elect).
Holders of Class A Preference Shares, Series 2 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.
Rights on Liquidation, Dissolution and Winding Up
Holders of Class A Preference Shares are entitled to C$25.00 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of the Corporation.
Restrictions on Dividends and Retirement of Shares
Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the Corporation will not:

a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

c)
except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;

d)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares[3]; or

e)
with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares[4];

unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.
Purchase for Cancellation
Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

[1]	24 monthly dividends in the case of Class A Preference Shares, Series 15.

[2]
In the case of holders of Class A Preference Shares, Series 8 and 9, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.

[3]	This provision does not apply to Class A Preference Shares, Series 17 and 18.

[4]	This provision does not apply to Class A Preference Shares, Series 2, 4, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48 and 49.

Brookfield Asset Management Inc. - 2017 Annual Information Form    B-7

Shareholder Approvals5
Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 2/3% of the votes cast at a meeting where the required quorum6 is present.
CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.
Series
The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.
CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES
The following is a summary of certain provisions attaching to or affecting the Corporation’s Class A Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share less than 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

[5]	This provision does not apply to Class A Preference Shares, Series 2, 4, 6, 8, 9, 13 and 15.

[6]
The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48 and 49 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.

B-8    Brookfield Asset Management Inc. - 2017 Annual Information Form

Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share, which results in each of the Class A and Class B Shares controlling 50% of the aggregate voting rights of the Corporation. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.
OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION
The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brookfield Asset Management Inc. - 2017 Annual Information Form    B-9

APPENDIX C
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
MEMBERSHIP AND CHAIR
Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three other public company audit committees, except with the prior approval of the Board.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an Acting Chair from among those Members in attendance at the meeting.
SUBCOMMITTEES
The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.
RESPONSIBILITIES
The Committee shall:
Auditor

(a)
oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	require the auditor to report directly to the Committee;

(c)
review and evaluate the auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the auditor should be appointed or re-appointed, and nominate the auditor for appointment or re-appointment by the shareholders;

(d)	where appropriate, terminate the auditor;

(e)
when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(g)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)
any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)
at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence;

C-1    Brookfield Asset Management Inc. - 2017 Annual Information Form

obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

(j)
meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)
all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)
any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)
any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(k)
annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the auditor can provide certain audit and non-audit services to the Corporation not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the auditor to the Corporation for the then-ended quarter;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;
Financial Reporting

(a)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)
all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

Brookfield Asset Management Inc. - 2017 Annual Information Form    C-2

(b)
review and discuss with management prior to dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(c)
review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);

(d)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(e)
review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(f)
review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(g)
for the financial information of Brookfield Business Partners LP, Brookfield Infrastructure Partners LP, Brookfield Property Partners LP and Brookfield Renewable Partners LP (collectively, the “Public Affiliates”)[1] which is included within the Corporation’s consolidated financial statements (the “Consolidated Public Affiliate Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Public Affiliate Information to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Public Affiliates themselves which the Committee does not do):

(i)	rely on the review and approval by the audit committee and the board of directors of the general partner of each respective Public Affiliate;

(ii)	rely on reports or opinions of the external auditor for each Public Affiliate;

(iii)	if required in the view of the Committee, review developments in financial reporting at the Public Affiliates; and

(iv)	if required in the view of the Committee, take all other reasonable steps, directly or through the auditor, to satisfy itself of the integrity of the Consolidated Public Affiliate Information;

(h)
for the financial information of any other subsidiary entity below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such subsidiary;

Internal Audit; Controls and Procedures; and Other

(a)
meet privately with the person responsible for the Corporation’s internal audit function (the “internal auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(b)	require the internal auditor to report directly to the Committee;

(c)
review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the internal auditor and review the significant reports to management prepared by the internal auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

[1]	The four publicly-traded affiliates of the Corporation that are each individually considered material subsidiaries of the Corporation in the opinion of management.

C-3    Brookfield Asset Management Inc. - 2017 Annual Information Form

(d)
review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;

(e)
review risks of fraud related to financial reporting that come to the attention of the Committee, either through internal audit, a referral of the Risk Management Committee of the Board (the “Risk Committee”) or otherwise;

(f)	periodically review the status of taxation matters of the Corporation; and

(g)	consider other matters of a financial nature as directed by the Board.
LIMITATION OF AUDIT COMMITTEE ROLE
The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance team, the internal audit team and the auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.
REPORTING
The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)
its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
COMPLAINTS PROCEDURE
The Risk Committee has primary Board oversight responsibility for the Corporation’s reporting hotline; however, the Committee will establish and periodically review a procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s website at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

Brookfield Asset Management Inc. - 2017 Annual Information Form    C-4

ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
MEETINGS
Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.
DEFINITIONS
Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:
“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;
acquired through any one or more of the following:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

C-5    Brookfield Asset Management Inc. - 2017 Annual Information Form

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)
is or was an employee or executive officer, or whose immediate family member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)
is receiving or has received, or whose immediate family member is receiving or has received, during any 12-month period within the last three years more than C$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)
is or was a partner of, affiliated with or employed by, or whose immediate family member is or was a partner of or employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation, partnership or employment relationship with the auditor;

(d)
is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship; and

(e)
is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Committee specifically may not:

(i)
accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(ii)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).
For the purposes of the definition of Independent Director, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.
In addition to the requirements for independence set out in paragraph (c) above, Members must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on March 2, 2018.

Brookfield Asset Management Inc. - 2017 Annual Information Form    C-6

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
99 Bishopsgate
2nd Floor
London EC2M 3XD
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9322.2000

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo

7Brookfield Asset Management Inc. - 2017 Annual Information Form